Filed by General Motors Corporation
Subject Company — General Motors Corporation
and Hughes Electronics Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

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NEWS

For Release:
Oct. 15, 2002, 8:00 a.m. EDT

•	GM EARNED $696 MILLION, OR $1.24 PER SHARE, EXCLUDING SPECIAL ITEMS AND HUGHES

•	NET LOSS TOTALS $804 MILLION, OR $1.42 PER SHARE, INCLUDING HUGHES AND SPECIAL ITEMS

•	STRONG CASH FLOW AND MARKET SHARE PERFORMANCE

•	2002 EARNINGS ESTIMATED AT $6.75 PER SHARE, UP FROM $6.50

DETROIT – General Motors Corp. (NYSE: GM, GMH) today reported that earnings in the third quarter of 2002, excluding special items and Hughes, totaled $696 million, or $1.24 diluted earnings per share of GM $1-2/3 par value common stock, an improvement of more than 30 percent compared with the same period last year.

The increase was primarily driven by strong market performance and aggressive cost reductions at GM North America (GMNA), and continuing strength at General Motors Acceptance Corp. (GMAC). The results compare with income of $527 million, or $0.94 per share, in the third quarter of 2001, excluding Hughes and special items.

Including Hughes and special items, GM had a reported net loss of $804 million, or $1.42 diluted earnings per share, compared with a loss of $368 million, or $0.41 per share, in the third quarter of 2001.

The third-quarter-2002 results include special items totaling an unfavorable $1.42 billion, or $2.62 per share. This includes an unfavorable $1.37 billion after-tax ($2.2 billion pretax) non-cash impairment write-down of GM’s investment in Fiat Auto Holdings, B.V., resulting from the completion of the previously announced study of GM’s original

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$2.4 billion carrying value for that investment; an unfavorable $116 million after-tax ($186 million pretax) net charge related to post-employment benefits and asset write-downs as a result of changes in GMNA’s production footprint — primarily costs associated with the transfer of commercial truck production from Janesville, Wis., to Flint, Mich.; and a favorable $68 million after-tax ($109 million pretax) net gain at Hughes primarily resulting from the sale of equity interests. Special items in the third quarter of 2001 totaled an unfavorable $753 million, or $1.26 per share.

GM financial results described throughout the remainder of this release exclude special items unless otherwise noted (see Highlights).

“The strong performance by GM North America and GMAC demonstrate our ability to produce improved results despite a difficult pricing environment,” said GM Chairman Jack Smith.

“A steady stream of successful products and a rigorous cost focus continue to move us in the right direction,” said GM President and Chief Executive Officer Rick Wagoner. “We’re designing winning cars and trucks, producing them efficiently, and maintaining our leadership position in the market. Our operations in North America are running very well, and we’re striving for the same level of performance in other regions. We continue to face challenges, but our strong operating performance is the key to addressing them.”

GM’s net liquidity, excluding GMAC and Hughes, increased approximately $700 million from June 30, 2002, to $3.3 billion at Sept. 30, 2002. Automotive operations generated about $600 million of cash flow during the quarter. On that same basis, cash, marketable securities, and assets of the Voluntary Employees’ Beneficiary Association (VEBA) trust invested in short-term fixed-income securities increased to $18.2 billion at Sept. 30, 2002, from $17.6 billion at June 30, 2002. Debt, excluding GMAC and Hughes, decreased slightly to $14.9 billion at the end of the third quarter of 2002, compared with $15.0 billion at June 30, 2002.

Strong cash generation is vital to meet the challenges posed by weak returns in the equity markets and the increasing cost of employee benefits that continue to adversely affect GM’s

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balance sheet. GM disclosed today that through the first nine months of 2002 the return on assets held in the U.S. hourly and salaried employee pension funds was approximately negative 10 percent. During this same period, the overall U.S. equities market declined more than 25 percent, as measured by the major stock indices. The fund performance year to date, combined with other factors, is expected to result in a significant increase in the unfunded status of the pension funds and an increase in 2003 pension expense.

GM AUTOMOTIVE OPERATIONS

GM’s global automotive operations earned $345 million in the third quarter of 2002, an increase of more than 60 percent compared with the $212 million earned in the prior-year period.

Income at GM North America (GMNA) increased more than 14 percent in the third quarter of 2002 to $510 million, compared with $445 million earned in the year-ago period. Production volume increased 5.6 percent. The pricing environment continued to be challenging, with net price retention totaling a negative 2.2 percent in the third quarter of 2002. Strong cost performance more than offset the pricing pressures.

Continuing the trend so far this year, GM’s overall U.S. market share increased again in the third quarter of 2002, with this year’s 28.0 percent share up 0.3 points versus the same quarter last year. Retail market share continued to show strong growth. Trucks accounted for about 57 percent of total sales in the third quarter, compared with 53 percent in the same period last year.

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“The improved vehicle sales and increased share were the result of excellent consumer acceptance of our new cars and trucks, combined with a focus on being competitive in the marketplace,” Wagoner said. “As we continue to leverage our global resources and bring out more new and exciting products, we plan to remain the market leader globally and in North America, and improve our position in other regions.”

Major product enhancements introduced in the third quarter include the restyled Chevrolet Silverado and GMC Sierra, and updated versions of Chevrolet Cavaliers, Pontiac Sunfires, and Saturn L series. They follow the introduction earlier this year of extended versions of the popular Chevy TrailBlazer and GMC Envoy, along with the all-new HUMMER H2. Coming to market later this year and in 2003 are the Saturn ION sedan and coupe, all-new versions of the Saab 9-3 sedan and convertible, the Chevy SSR, the Pontiac Grand Prix, the Chevy Malibu, the Cadillac XLR luxury high-performance roadster, the Cadillac SRX crossover vehicle, the Buick Rainier sport utility vehicle, and the Opel Vectra Signum, Vectra Wagon, and the new Meriva monocab in Europe.

GM Europe (GME) reported a loss of $180 million in the third quarter of 2002, an improvement from the $287 million loss in the year-ago period. Compared with the same period last year, the significant progress in reducing material and structural costs more than offset a decline in vehicle sales and costs associated with the launch of the all-new Saab 9-3. GME continued to face weak market conditions, particularly in Germany, and a challenging pricing environment.

“GM Europe’s turnaround remains a top priority. We’ve made very good progress on the cost side, and now the focus is on improving revenue growth,” Wagoner said. “We expect that the strong products coming from Opel/Vauxhall and Saab will lead to improved sales.”

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GM Asia-Pacific reported a profit of $76 million in the third quarter of 2002 compared with earnings of $60 million a year ago, led by continued strong performance at Shanghai GM and GM’s Australia-based Holden unit. GM Latin America/Africa/Mid-East (GMLAAM) reported a loss of $61 million in the third quarter of 2002 compared with a loss of $6 million a year ago. Results were negatively affected by unfavorable economic and market conditions in Brazil, Venezuela and Argentina. On the positive side, GM’s market share in the region increased significantly to 18.2 percent in the third quarter of 2002, compared with 15.8 percent in the prior-year period.

GMAC

GMAC earned $476 million in the third quarter of 2002, an increase of nearly 9 percent from third-quarter earnings of $437 million a year ago. The increase was more than accounted for by improvements in mortgage operations, resulting from increased volumes and fees.

“GMAC’s capital position has strengthened significantly,” Wagoner said. “Based on estimated asset and earnings growth next year, GMAC’s leverage should remain stable without any need for incremental capital from GM.”

HUGHES

Hughes lost $81 million in the third quarter of 2002, an improvement compared with the loss of $142 million in the prior-year quarter, primarily because of stronger performance by DIRECTV U.S. Revenue totaled $2.2 billion in the third quarter of 2002, up from $2.1 billion in the same quarter last year, led by the growing subscriber base of DIRECTV. Total DIRECTV U.S. subscriptions increased approximately 206,000 from the second quarter of 2002 to 10.9 million.

Despite the unfavorable initial review by the Federal Communications Commission (FCC) GM, Hughes and EchoStar continue to work with the FCC and the U.S. Justice Department to resolve any concerns about the plan to split off Hughes and merge the company with EchoStar Communications Corp. GM believes this transaction is in the best interest of consumers, and all classes of shareholders, and will work aggressively to obtain approval.

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LOOKING AHEAD

General Motors expects total U.S. industry vehicle sales for 2002 will be approximately 17 million units. North American production is forecast at about 1.4 million vehicles in the fourth quarter of 2002, and more than 5.6 million vehicles in calendar year 2002.

For the fourth quarter of 2002, GM estimates its earnings, excluding Hughes and any special items, will be about $1.50 per share, reflecting higher volume and solid results in North America and at GMAC, partially offset by continued losses in Europe and Latin America.

GM expects 2002 earnings will be about $6.75 per share, excluding special items and Hughes. Including Hughes, but excluding special items, GM expects to earn approximately $1.40 per share in the fourth quarter of 2002 and $6.35 per share for the calendar year.

For 2003, GM expects moderate economic growth and resulting U.S. industry sales in the mid-to-high-16 million-unit range.

General Motors, the world’s largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide, and has been the global automotive sales leader since 1931. More information on GM can be found at www.gm.com.

# # #

In this press release and related comments by General Motors management, our use of the words “outlook,” “expect,” “anticipate,” “estimate,” “forecast,” “project,” “likely,” “objective,” “plan,” “designed,” “goal,” “target,” and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important factors that are described in GM’s most recent report on SEC Form 10-K (at page II-15, 16) which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K. Such factors include, among others, the following: changes in economic conditions, currency exchange rates or political stability; shortages of fuel or interruptions in transportation systems, labor strikes or work stoppages; market acceptance of the corporation’s new products; significant changes in the competitive environment; changes in laws, regulations and tax rates; and the ability of the corporation to achieve reductions in cost and employment levels to realize production efficiencies and implement capital expenditures at levels and times planned by management.

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In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and

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divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

Contacts:
Mark Tanner
313-665-3146
mark.tanner@gm.com

Jerry Dubrowski
212-418-6261
jerry.dubrowski@gm.com

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